UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

July 27, 2004

ASM INTERNATIONAL N.V.

(Translation of registrant’s name into English)

JAN VAN EYCKLAAN 10

3723 BC BILTHOVEN

THE NETHERLANDS

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K as permitted by

Regulation S-T 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule

12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection

with Rule 12g3-2(b): 82-                                    .

Other Events

A copy of the press release “ASM International Reports Final 2004 Second Quarter Operating Results,” dated July 27, 2004 is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description	Incorporated by Reference to:	Filed Herewith
99.1	Press release “ASM International Reports Final 2004 Second Quarter Operating Results,” dated July 27, 2004		X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASM INTERNATIONAL N.V.

Date: July 27, 2004	By:	/s/ ROBERT L. DE BAKKER
Robert L. de Bakker
Chief Financial Officer